METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
          July 26, 2005
The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza, Mail Stop 0407
Washington, D.C. 20549
Attn: Bob Carroll, Staff Accountant

Re:	CabelTel International Corporation (formerly Greenbriar Corporation); Commission File No. 000-08187, CIK No. 0000105744
Dear Mr. Carroll:
     On behalf of CabelTel International Corporation (“GBR”), at your request, on July 5, 2005, we transmitted by facsimile transmission to Bob Carroll, Staff Accountant of the Securities and Exchange Commission, an instrument entitled “Position Information” with respect to certain issues recently discussed. On behalf of GBR, we respectfully withdraw and rescind such letter dated July 5, 2005 and its enclosure. Such item was submitted at your request as a further “alternative” to the position adopted by the Staff of the Commission.
     As GBR has now submitted a formal appeal to the Office of the Chief Accountant, any discussions concerning such July 5, 2005 letter have been superceded and are no longer relevant. Accordingly, such July 5, 2005, letter addressed to Bob Carroll, and its enclosure, are hereby withdrawn.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag

cc:	Gene Bertcher, President
CabelTel International Corporation

Bill Huff Farmer, Fuqua & Huff, P.C.

Ed Swalm Swalm & Associates, P.C.